8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香 港 中 環 士 丹 利 街 十 六 號 騏 利 大 廈 八 樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com

ley Tower, 16 Stanley Street, Central, Hong Kong.
士 丹 利 街 十 六 號 騏 利 大 廈 九 樓
6 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Your Ref:

Our Ref: S/5411/89   LTO/sl   8th April, 2008

08002023

SUPPL

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Room 3045 (Stop 3-4),
450 Fifth Street,
Washington, D.C.20549,
United States of America.

RECEIVED 2008 APR 21 P 1:22 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ladies and Gentlemen,

> Re: Starlight International Holdings Limited
>   ("the Company")
>   Rule 12g3-2(b) Exemption
>   File No.82-3594

    Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of the Company, enclosed are the documents described on Annex A hereto for your attention.

    These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 11, 1994.

    This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the Company is subject to the Exchange Act.

    Please do not hesitate to contact the undersigned at (852) 2827 4748 in Hong Kong if you have any questions.

    Thank you for your attention.

**PROCESSED
APR 2 3 2008
THOMSON
FINANCIAL**

                                        Yours faithfully,
                                        For and on behalf of
                                FAIR WIND SECRETARIAL SERVICES
                                        LIMITED

                                        LO Tai On
                                        Director

Enc.
c.c. the Company

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

DESCRIPTION OF DOCUMENT

1. Title   :   Notification of movement of securities in Hong Kong

    Date   :   31st March, 2008

    Entities requiring item: HKSE pursuant to Exchange Listing Agreement; and



Monthly Return on Movement of Listed Equity Securities
For the month ended _____ 31st March, 2008 _____

TO: The Research & Planning Department of The Stock Exchange of
        Hong Kong Limited

From: Starlight International Holdings Limited
        _____
        (Name of Company)

        Mr. Peter Lee Yip Wah   Tel No.: 28271778
        _____
        (Name of Responsible Official)

Date: _____ 1st April, 2008 _____

(A)   **Information of Types of Listed Equity Securities:**
        (please tick wherever applicable)

        1.   Ordinary shares   :   √   2.   Preference shares:

        3.   Other classes of shares :   please specify: _____

        4.   Warrants   :   please specify: _____

(B)   Movement in Authorised Share Capital:

	No. of Ordinary shares/Preference shares/other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	1,250,000,000	$0.40	$500,000,000
Increase/(Decrease) (SGM approval date):	Nil	Nil	Nil
Balance at close of the month:	1,250,000,000	$0.40	$500,000,000

(C)   Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	790,378,828	Nil	Nil
Increase/(Decrease) during the month	0	Nil	Nil
Balance at close of the month:	790,378,828	Nil	Nil

D) Details of Movement:
* please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
		Granted	Exercised	Cancelled		
SHARE OPTIONS*						
Type	No. of Options				No. of Options	
1. Employee share option scheme adopted on 12th September, 2002						
Exercise price: HK$0.86	3,000,000	Nil	Nil	Nil	3,000,000	
Exercise price: HK$0.814	500,000	Nil	Nil	Nil	500,000	
Exercise price: HK$0.89	12,000,000	Nil	Nil	Nil	12,000,000	
Exercise price: HK$1.45	2,000,000	Nil	Nil	Nil	2,000,000	
Exercise price: HK$1.66	220,000	Nil	Nil	Nil	220,000	
Exercise price: HK$1.72	40,000	Nil	Nil	Nil	40,000	
Exercise price: HK$1.93	3,000,000	Nil	Nil	Nil	3,000,000	
2. Employee share option scheme adopted on 15th January, 2008						
Exercise price: HK$1.042	150,000	Nil	Nil	Nil	150,000	
Exercise price: HK$0.96	346,000	Nil	Nil	Nil	346,000	
WARRANTS*						
Date of Expiry	Nominal Value (HK$)		Exercised (HK$)		Nominal Value (HK$)	
1. Subscription price HK$ ___						
2. Subscription price HK$ ___						

CONVERTIBLES*			
Class	Units	Converted (Units)	Units
Convertibles Notes Convertible price: HK$ _____	N/A	N/A	N/A

OTHER ISSUES OF SHARES*

Rights Issue	Price:	Issue and allotment Date:
Placing	Price:	Issue and allotment Date:
Bonus Issue		Issue and allotment Date:
Scrip Dividend		Issue and allotment Date:
Repurchase of share		Cancellation Date:
Redemption of share	Price:	Redemption Date:
Consideration issue	Price:	Issue and allotment Date:
Others (Please specify)	Price:	Issue and allotment Date:

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: 0

Remarks:

Authorised Signatory:

Name: Peter Lee Yip Wah
Title: Secretary

END

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